

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2026

Joseph A. Mills
Chief Executive Officer and Director
International Battery Metals Ltd.
6100 Tennyson Parkway, Suite 240
Plano, Texas 75024

> **Re: International Battery Metals Ltd.**
> **Registration Statement on Form S-1**
> **File No. 333-293149**
> **Filed February 3, 2026**

Dear Joseph A. Mills:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kara L. MacCullough, Esq.